As filed with the Securities and Exchange Commission on May 9, 2016

1933 Act File No. 333-202887
1940 Act File No. 811-23043

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

Amendment No. 5

to

FORM S-6

For Registration under the Securities Act of 1933
of Securities of Unit Investment Trusts Registered
on Form N-8B-2

A.	Exact name of trust: Olden Lane Trust Series 1
B.	Name of depositor: Olden Lane Securities LLC
C.	Complete address of depositor’s principal executive offices:
200 Forrestal Road, Suite 3B
Princeton, New Jersey 08540
D.	Name and complete address of agent for service:

Olden Lane Securities LLC	With a copy to:
Attention: Michel Serieyssol	Cadwalader, Wickersham & Taft LLP
200 Forrestal Road, Suite 3B	Attention: Ray Shirazi
Princeton, New Jersey 08540	One World Financial Center
New York, New York 10281

It is proposed that this filing will become effective (check appropriate box)

[_]	immediately upon filing pursuant to paragraph (b)
[_]	on (date) pursuant to paragraph (b)
[_]	60 days after filing pursuant to paragraph (a)(1)
[_]	on (date) pursuant to paragraph (a)(1) of rule 485
E.	Title of securities being registered: Units of undivided beneficial interest.
F.	Approximate date of proposed sale to the public: As soon as practicable after the effective date of the Registration Statement.
[_]	Check box if it is proposed that this filing will become effective on (date) at (time) Eastern Time pursuant to Rule 487.

The registrant hereby amends this registration statement on such date or dates as may be necessary to delay its effective date until the registrant shall file a further amendment which specifically states that this registration statement shall thereafter become effective in accordance with section 8(a) of the Securities Act of 1933 or until the registration statement shall become effective on such date as the Commission acting pursuant to said section 8(a), may determine.

Signatures

Pursuant to the requirements of the Securities Act of 1933, as amended, the Registrant, Olden Lane Trust Series 1 has duly caused this amendment no. 5 to the registration statement to be signed on its behalf by the undersigned, thereunto duly authorized in the City of Princeton, and State of New Jersey on the 9th day of May, 2016.

OLDEN LANE TRUST SERIES 1,

as Registrant

By: OLDEN LANE SECURITIES LLC,

as Depositor

By:    /s/ Michel Serieyssol

   Name: Michel Serieyssol

   Title: Chief Executive Officer

Pursuant to the requirements of the Securities Act of 1933, as amended, this registration statement has been signed by the following persons in the capacities and on the dates indicated.

Signature	Title	Date
/s/ Michel Serieyssol Michel Serieyssol	Chief Executive Officer (Principal Executive Officer)	May 9, 2016

* Peter Marquardt	Chief Compliance Officer (Chief Compliance Officer)	May 9, 2016

* Yuen Na Chun	Financial Operations Principal (Principal Financial Officer)	May 9, 2016

* By: /s/ Michel Serieyssol

Name: Michel Serieyssol

Title: Attorney in Fact